As filed with the Securities and Exchange Commission on May 4, 2011.       Registration No. 33-65616

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

_______________________________

POST-EFFECTIVE AMENDMENT NO. 1

TO

FORM F-6

REGISTRATION STATEMENT

under

THE SECURITIES ACT OF 1933

For Depositary Shares

SINOPEC SHANGHAI PETROCHEMICAL COMPANY LIMITED

(formerly known as Shanghai Petrochemical Company Limited)

(Exact name of issuer of deposited securities as specified in its charter)

N/A

(Translation of issuer's name into English)

People’s Republic of China

(Jurisdiction of incorporation or organization of issuer)

THE BANK OF NEW YORK MELLON

(Exact name of depositary as specified in its charter)

One Wall Street New York, N.Y. 10286

(212) 495-1784

(Address, including zip code, and telephone number, including area code, of depositary's principal executive offices)

_______________________________

The Bank of New York Mellon

ADR Division

One Wall Street, 29th Floor

New York, New York 10286

(212) 495-1784

(Address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Peter B. Tisne, Esq.

Emmet, Marvin & Martin, LLP

120 Broadway

New York, New York 10271

(212) 238-3010

It is proposed that this filing become effective under Rule 466

[ ]  immediately upon filing

[ ] on ( Date ) at ( Time ).

If a separate registration statement has been filed to register the deposited shares, check the following box.  [ ]

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The prospectus consists of the proposed form of American Depositary Receipt included as Exhibit A to the form of Amended and Restated Deposit Agreement filed as Exhibit 1 to this Registration Statement, which is incorporated herein by reference.

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PART I

INFORMATION REQUIRED IN PROSPECTUS

Item - 1.

Description of Securities to be Registered

Cross Reference Sheet

Item Number and Caption	Location in Form of Receipt Filed Herewith as Prospectus
1. Name and address of depositary	Introductory Article
2. Title of American Depositary Receipts and identity of deposited securities	Face of Receipt, top center
Terms of Deposit:
(i) The amount of deposited securities represented by one unit of American Depositary Receipts	Face of Receipt, upper right corner
(ii) The procedure for voting, if any, the deposited securities	Articles number 15, 16 and 18
(iii) The collection and distribution of dividends	Articles number 4, 12, 13, 15 and 18
(iv) The transmission of notices, reports and proxy soliciting material	Articles number 11, 15, 16 and 18
(v) The sale or exercise of rights	Articles number 13, 14, 15 and 18
(vi) The deposit or sale of securities resulting from dividends, splits or plans of reorganization	Articles number 12, 13, 15, 17 and 18
(vii) Amendment, extension or termination of the deposit agreement	Articles number 20 and 21
(viii) Rights of holders of Receipts to inspect the transfer books of the depositary and the list of holders of Receipts	Article number 11
(ix) Restrictions upon the right to deposit or withdraw the underlying securities	Articles number 2, 3, 4, 5, 6 and 8
(x) Limitation upon the liability of the depositary	Articles number 14, 18, 21 and 22

3. Fees and Charges	Articles number 7 and 8

Item - 2.

Available Information

Public reports furnished by issuer	Article number 11

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PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item - 3.

Exhibits

a.

Form of Amended and Restated Deposit Agreement dated as of ____________, 2011 among Sinopec Shanghai Petrochemical Company Limited, The Bank of New York Mellon, as Depositary, and all Owners and holders from time to time of American Depositary Shares issued thereunder. - Filed herewith as Exhibit 1.

b.

Any other agreement, to which the depositary is a party, relating to the issuance of the Depositary Shares registered hereby or the custody of the deposited securities represented thereby. – Not Applicable.

c.

Every material contract relating to the deposited securities between the Depositary and the issuer of the deposited securities in effect at any time within the last three years. – See (a) above.

d.

Opinion of Emmet, Marvin & Martin, LLP, counsel for the Depositary, as to legality of the securities to be registered. – Filed previously.

e.

Certification under Rule 466. – Not Applicable.

Item - 4.

Undertakings

(a)

The Depositary hereby undertakes to make available at the principal office of the Depositary in the United States, for inspection by holders of the depositary shares, any reports and communications received from the issuer of the deposited securities which are both (1) received by the Depositary as the holder of the deposited securities, and (2) made generally available to the holders of the underlying securities by the issuer.

(b)

If the amounts of fees charged are not disclosed in the prospectus, the Depositary undertakes to prepare a separate document stating the amount of any fee charged and describing the service for which it is charged and to deliver promptly a copy of such fee schedule without charge to anyone upon request. The Depositary undertakes to notify each registered holder of depositary shares thirty days before any change in the fee schedule.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused  this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on May 2, 2011.

Legal entity created by the agreement for the issuance of depositary shares representing Class H ordinary shares of Sinopec Shanghai Petrochemical Company Limited.

By:

The Bank of New York Mellon,

As Depositary

By:/s/  Joanne F. Di Giovanni

Name: Joanne F. Di Giovanni

Title:   Joanne F. Di Giovanni

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Pursuant to the requirements of the Securities Act of 1933, Sinopec Shanghai Petrochemical Company Limited has caused this Registration Statement to be signed on its behalf by the undersigned thereunto duly authorized, in Shanghai, China, on May 2, 2011.

Sinopec Shanghai Petrochemical Company Limited

By:  /s/ Rong Guangdao
Name:  Rong Guangdao

Title:    Chairman of the Board

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities indicated on May 2, 2011.

__________________                                                  Chairman of the Board
Rong Guangdao

/s/ Wang Zhiqing

Vice Chairman and President
Wang Zhiqing                                                                  (principal executive officer)

/s/ Wu Haijun

Vice Chairman

Wu Haijun

/s/ Li Honggen

Director

Li Honggen

/s/ Shi Wei

Director

Shi Wei

/s/ Dai Jinbao

Director

Dai Jinbao

/s/ Lei Dianwu

Director

Lei Dianwu

/s/ Xiang Hanyin

Director

Xiang Hanyin

/s/ Chen Xinyuan

Director

Chen Xinyuan

/s/ Sun Chiping

Director

Sun Chiping

/s/ Jiang Zhiquan

Director

Jiang Zhiquan

/s/ Zhou Yunnong

Director

Zhou Yunnong

/s/ Ye Guohua

Director

Ye Guohua

(principal financial and principal accounting officer)

/s/ Gregory F. Lavelle

Authorized Representative in the United States

Gregory F. Lavelle

INDEX TO EXHIBITS

Exhibit Number	Exhibit

1

Form of Amended and Restated Deposit Agreement dated as of __________, 2011 among Sinopec Shanghai Petrochemical Company Limited, The Bank of New York Mellon, as Depositary, and all Owners and holders from time to time of American Depositary Shares issued thereunder.

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